                                                     1933 ACT FILE NO. 71389
                                                     1940 ACT FILE NO. 811-2271


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               AMENDMENT NO. 1 TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on
Form N-8B-2

A.  Exact name of Trust: NUVEEN TAX-FREE UNIT TRUST, SERIES 1090

B.  Name of Depositor:  JOHN NUVEEN & CO. INCORPORATED

C.  Complete address of Depositor's principal executive offices:

                        333 West Wacker Drive
                        Chicago, Illinois 60606

D.  Name and complete address of agents for service:

                        JOHN NUVEEN & CO. INCORPORATED
                        Attn: Alan G. Berkshire
                        333 West Wacker Drive
                        Chicago, Illinois 60606

                        CHAPMAN AND CUTLER
                        Attn: Eric F. Fess
                        111 West Monroe Street
                        Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ / immediately upon filing pursuant to paragraph (b)

/ / on June 10, 1999 pursuant to paragraph (b) of rule 485

/ / 60 days after filing pursuant to paragraph (a)

/ / on June 10, 1999 pursuant to paragraph (a) of rule 485 or 486

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F.  Approximate date of proposed sale to the public: June 17, 1999.

/ / Check box if it is proposed that this filing will become effective on (date) at
    (time) pursuant to Rule 487.

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THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

             -----------------------------------------------------
                   PRELIMINARY PROSPECTUS DATED JUNE 10, 1999
                ------------------------------------------------
                           NUVEEN TAX-FREE UNIT TRUST


--------------------------------------------------------------------------------
                                                            SERIES 1090
                                                       (A UNIT INVESTMENT TRUST)
--------------------------------------------------------------------------------

The final Prospectus for a prior Series incorporated by reference herein is hereby used as a preliminary Prospectus for the above-stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Although the incorporated Prospectus includes trusts as indicated therein, the specific trusts included in this Series when deposited may differ from such trusts. Information with respect to the actual trusts to be included, pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.
A REGISTRATION STATEMENT RELATING TO THE UNITS OF THIS SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

    (Incorporated herein by reference is the final prospectus from Nuveen Tax Free Unit Trust, Series 1088 (Registration No. 333-79885) as filed on June 10, 1999, which shall be used as a preliminary prospectus for the current series of the Fund.)

                       CONTENTS OF REGISTRATION STATEMENT

    A.  Bonding Arrangements of Depositor:

    The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                                      AMOUNT

    Reliance Insurance Company                                            $26,000,000
    B 262 6895

    B. THIS AMENDMENT TO THE REGISTRATION STATEMENT COMPRISES THE FOLLOWING PAPERS AND DOCUMENTS:

                                  The facing sheet

                                   The Prospectus

                                   The signatures

                                Consents of Counsel

                                      Exhibits

    C.  EXPLANATORY NOTE:

    The Amendment to the Registration Statement will contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

    D.  UNDERTAKINGS:




    1. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 1090 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on June 10, 1999.

                                          NUVEEN TAX-FREE UNIT TRUST, SERIES
                                          1090
                                                             (Registrant)

                                          By JOHN NUVEEN & CO. INCORPORATED
                                                             (Depositor)

                                          By:  Robert K. Burke
                                          --------------------------------------
                                                             Vice President

                                          Attest:  Karen L. Healy
                                          --------------------------------------
                                                             Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


          SIGNATURE                        TITLE*                 DATE
Timothy T. Schwertfeger        Chairman, Board of Directors         )
                               Chief Executive Officer and          )
                               Director                             )
                                                                    )
                                                                    )       Larry W. Martin
                                                                    )      Attorney-In-Fact**
                                                                    )
John P. Amboian                Chief Financial Officer and          )         June 10, 1999
                               Executive Vice President             )
                                                                    )
                                                                    )
Margaret E. Wilson             Vice President and Controller        )
                                                                    )
                                                                    )
                                                                    )

--------------
* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

** The powers of attorney for Messrs. Amboian and Schwertfeger were filed as
Exhibit 6 to form N-8b-2 (File No. 811-08103) and for Ms. Wilson as Exhibit 6.2 to Nuveen Unit Trusts, Series 12 (File No. 333-49197).

                         CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                              CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement will be filed by amendment.

                           CONSENT OF STANDARD & POOR'S,
                    A DIVISION OF THE MCGRAW-HILL COMPANIES

    The consent of Standard & Poor's, a Division of The McGraw-Hill Companies, to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                      CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                        CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                           CONSENT OF ARTHUR ANDERSEN LLP

    The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed by amendment.

                                LIST OF EXHIBITS

1.1(a)      Copy of Standard Terms and Conditions of Trust between John Nuveen & Co. Incorporated,
            Depositor, and The Chase Manhattan Bank, Trustee. Filed as Exhibit 1.1(A) to the
            Sponsor's Registration Statement filed with respect to Series 823 (File No. 33-62325)
            and is incorporated herein by reference.
1.1(b)      Trust Indenture and Agreement (to be supplied by amendment).
1.2*        Copy of Certificate of Incorporation, as amended, of John Nuveen & Co. Incorporated,
            Depositor.
1.3**       Copy of amendment of Certificate of Incorporation changing name of Depositor to John
            Nuveen & Co. Incorporated.
2.1         Copy of Certificate of Ownership (included in Exhibit 1.1(A) and Incorporated herein by reference).
3.1         Opinion of counsel as to legality of securities being registered (to be supplied by amendment).
3.2         Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).
3.3         Consents of special state counsel to the Fund for state tax matters to use of their names in the Prospectus (to be supplied by amendment).
3.4         Corporate opinion of Trustee's counsel (to be supplied by amendment).
3.5         Opinion of Trustee's counsel as to New York tax status (to be supplied by amendment).
4.1         Consent of Kenny S+P Evaluation Services (to be supplied by amendment).
4.2         Consent of Carter, Ledyard & Milburn (to be supplied by amendment).
4.3         Consent of Arthur Andersen LLP (to be supplied by amendment).
6.1         List of Directors and Officers of Depositor and other related information (incorporated by reference to Form S-6 [File No. 33-62325] filed on September 7, 1995 on behalf of
            Nuveen Tax-Exempt Unit Trust, Series 823).

--------------

* Incorporated by reference to Form N-8B-2 (File No. 811-1547) filed on behalf of Nuveen Tax-Exempt Unit Trust, Series 16.

** Incorporated by reference to Form N-8B-2 (File No. 811-2198) filed on behalf of Nuveen Tax-Exempt Unit Trust, Series 37.